                                                                 Exhibit (a)(16)

Investors are urged to read all documents filed with the Commission related to this offer, including the Schedule TO to which this press release is being filed as an exhibit and the S-4 (file number 333-95527) relating to the exchange offer, as they contain important information. Investors can receive copies of any of the documents related to this offer for free at the Commission's web site and they are available for free from the registrant by writing or telephoning it at the following address:

                                Investor Relation's Department
                                Read-Rite Corporation
                                345 Los Coches Street
                                Milpitas, California  95035
                                (510) 683-7676

Investors can also receive information concerning the exchange offer by calling the information agent, Georgeson Shareholder Communications Inc., at (800) 223-2064 or the dealer manger, Robertson Stephens, at (800) 234-2663.


FOR IMMEDIATE RELEASE
March 9, 2000

                       PRESS RELEASE ISSUED MARCH 9, 2000

READ-RITE AMENDS TERMS OF PENDING EXCHANGE OFFER AND EXTENDS EXPIRATION DATE TO
                                    MARCH 15

MILPITAS, CA - March 9, 2000 -- Read-Rite Corporation (Nasdaq: RDRT) today
                                                               ----
announced that approximately $136.5 million in aggregate principal value of the company's 6 1/2% convertible subordinated notes due 2004, approximately 40% of the total, were tendered in its exchange offer which was scheduled to expire at 5:00 PM Eastern Standard Time ("EST") on March 8, 2000. The company also received indications of interest for more than $16 million in cash for additional notes. Prior to the initial expiration date of the exchange offer, the company received requests from bondholders to alter or modify the terms of the exchange offer. In order to accommodate holders of existing notes who want to participate in the exchange offer, the company has decided to eliminate the condition in its exchange offer which required at least 66 2/3 % of the existing notes to be tendered, and has extended the expiration date to 12:00 midnight EST on March 15, 2000. The company intends to advise its banks of the amended offer. Bondholders who have already tendered the old notes or indicated an interest for new notes also have the right to withdraw during this additional period.

     As a result of the extension of the exchange offer, the conversion price will be set at a 15% premium over the volume weighted average price of the company's common stock for the period from March 6, 2000 through March 10, 2000.

     Read-Rite Corporation is one of the world's leading independent manufacturers of magnetic recording heads, head gimbal assemblies (HGAs) and head stack assemblies (HSAs) for disk drives and tape drives. The company is headquartered in Milpitas, California and has operations in Japan, Thailand, the Philippines and Singapore. The company's home page on the world wide web can be reached at http://www.readrite.com.
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